Exhibit (a)(2)(A)

Accredited Home Lenders Holding Co.
15253 Avenue of Science
San Diego, California 92128
(858) 676-2100

June 19, 2007

Dear Stockholder:

We are pleased to inform you that on June 4, 2007, Accredited Home Lenders Holding Co. (the “Company”) entered into an Agreement and Plan of Merger (as amended by First Amendment dated as of June 15, 2007 and as subsequently amended or supplemented from time to time, the “Merger Agreement”), with LSF5 Accredited Investments, LLC, a Delaware limited liability company (“Parent”), and LSF5 Accredited Merger Co., Inc. a Delaware corporation and a wholly-owned subsidiary of Parent (“Offeror”).

Under the terms of the Merger Agreement and subject to the conditions set forth in Offeror’s Offer to Purchase and related materials enclosed with this letter, Offeror is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Common Stock”), at a purchase price of $15.10 per share, net to the seller in cash without interest, less any required withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on July 17, 2007. Due to the need to obtain certain regulatory approvals prior to the consummation of the Offer, the Company and Offeror currently expect that the Offer will be extended beyond the scheduled expiration date at least one or more times.

The tender offer is conditioned upon, among other things, a majority of the Company’s outstanding shares, on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the tender offer. If successful, the tender offer will be followed by the merger of Offeror into the Company, with the Company being the surviving corporation. In the merger, shares of Common Stock not purchased in the tender offer (other than any shares of Common Stock in respect of which appraisal rights are validly exercised and perfected under Delaware law) will be converted into the right to receive the same $15.10 per share cash payment, without interest, paid in the tender offer.

The Company’s board of directors has unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and the merger) are advisable, fair to and in the best interests of the stockholders of the Company. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER AND TENDER YOUR SHARES TO OFFEROR PURSUANT TO THE TENDER OFFER.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Offeror’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock, set forth the terms and conditions of Offeror’s tender offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read each of the enclosed materials carefully.

Sincerely yours,

James A. Konrath

Chief Executive Officer